ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section contains forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

The Company's operating results are sensitive to changes in the prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. As discussed more fully in Notes 1 and 11 of Notes to Consolidated Financial Statements, KACC utilizes hedging transactions to lock-in a specified price or range of prices for certain products which it sells or consumes and to mitigate KACC's exposure to changes in foreign currency exchange rates. The following sets forth the impact on future earnings of adverse market changes related to KACC's hedging positions with respect to commodity and foreign exchange contracts described more fully in Note 11 of Notes to Consolidated Financial Statements. The impact of market changes on energy derivative activities is generally not significant.

Alumina and Primary Aluminum

Alumina and primary aluminum production in excess of internal requirements is sold in domestic and international markets, exposing the Company to commodity price opportunities and risks. KACC's hedging transactions are intended to provide price risk management in respect of the net exposure of earnings resulting from (i) anticipated sales of alumina, primary aluminum and fabricated aluminum products, less (ii) expected purchases of certain items, such as aluminum scrap, rolling ingot, and bauxite, whose prices fluctuate with the price of primary aluminum. On average, before consideration of hedging activities, any fixed price contracts with fabricated aluminum products customers, variations in production and shipment levels, and timing issues related to price changes the Company estimates that each $.01 increase (decrease) in the market price per price-equivalent pound of primary aluminum increases (decreases) the Company's annual pre-tax earnings by approximately $15.0 million.

As of December 31, 1999, approximately 65% and 45% of KACC's net hedgeable volume with respect to 2000 and 2001, respectively, is subject to a minimum and maximum contract price. Based on the average December 1999 London Metal Exchange ("LME") cash price for primary aluminum of approximately $.71 per pound, the Company estimates that it would realize a net aggregate pre-tax reduction of operating income of approximately $70.0 million from its hedging positions and fixed price customer contracts during 2000 and 2001. The Company estimates that a hypothetical $.10 increase from the above stated December 1999 price would result in an additional net aggregate pre-tax reduction of operating income of approximately $130.0 million being realized during 2000 and 2001 related to KACC's hedging positions and fixed price customer contracts. Approximately 40% of the total reductions in operating income would occur in the first half of 2000. Both amounts are versus what the Company's results would have been without the derivative commodity contracts and fixed price customer contracts discussed above. Conversely, the Company estimates that a hypothetical $.10 decrease from the above stated December 1999 price level would result in an aggregate pre-tax increase in operating income of approximately $30.0 million being realized during 2000 and 2001 related to KACC's hedging positions and fixed price customer contracts. It should be noted, however, that, since the hedging positions and fixed price customer contracts lock-in a specified price or range of prices, any increase or decrease in earnings attributable to KACC's hedging positions or fixed price customer contracts would be significantly offset by a decrease or increase in the value of the hedged transactions.

As stated in Note 11 of Notes to the Consolidated Financial Statements, KACC has certain hedging positions which do not qualify for treatment as a "hedge" under current accounting guidelines and thus must be marked-to-market each period. Fluctuations in forward market prices for primary aluminum would likely result in additional earnings volatility as a result of these positions. The Company estimates that a hypothetical $.10 increase in spot market prices from the December 31, 1999, LME cash price of $.74 per pound would, if the forward market were in a "contango" position (i.e., where future prices exceed spot prices), result in additional aggregate mark-to-market charges of between $20.0 - $30.0 million during 2000 and 2001. Conversely, the Company estimates that a hypothetical $.10 decrease in year-end 1999 spot market prices would result in aggregate mark-to-market income of between $20.0 - $30.0 million during 2000 and 2001. For purposes of this computation, the Company assumed that the forward market would be essentially "flat" (i.e., future prices would approximate the current forward market price).

The foregoing estimated earnings impact on 2001 excludes the possible effect on pre-tax income of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which must be adopted by the Company as of January 1, 2001.

In addition to having an impact on the Company's earnings, a hypothetical $.10-per-pound change in primary aluminum prices would also impact the Company's cash flows and liquidity through changes in possible margin advance requirements. At December 31, 1999, KACC had made margin advances of $38.0 million and had posted letters of credit totaling $40.0 million in lieu of paying margin advances. Increases in primary aluminum prices subsequent to December 31, 1999, could result in KACC having to make additional margin advances or post additional letters of credit and such amounts could be significant. If primary aluminum prices increased by $.10 per pound (from the year-end 1999 price) by March 31, 2000 and the forward curve were as described above, it is estimated that KACC could be required to make additional margin advances in the range of $75 to $100 million. On the other hand, a hypothetical $.10 decrease in primary aluminum prices by March 31, 2000, using the same forward curve assumptions stated above, would be expected to result in KACC receiving a substantial majority of its previous margin advances. KACC's exposure to margin advances is expected to improve throughout 2000 as its year 2000 positions, which have a lower average maximum contract price than KACC's 2001 positions, expire. KACC is considering various financing and hedging strategies to limit its exposure to further margin advances in the event of aluminum price increases. However, no assurance can be given that KACC will be successful in this regard.